Exhibit 99.1

Borr Drilling Limited – Update on Refinance

Hamilton, Bermuda 14 July 2022: Borr Drilling Limited (the “Company”)(NYSE and OSE: BORR) refers to its communication of 30 June 2022 regarding the status of the negotiation with its secured creditors. The Company's board is pleased to announce that agreements in principle have been reached with most of the secured creditors to extend the majority of secured debt to 2025. These agreements are subject to the respective board’s approvals and binding documentation. The company is seeking the required consents and waiver extensions from lenders to complete the transaction. Once these agreements are in place, the Company will have long term financing on approximately $1.4 billion and has also maintained the long-term financing on the 2 new builds in the amount of $260 million. The refinancing is to be largely enabled by the sale of some select assets, and additional equity.

The asset sale includes 3 rigs under construction/contract for which the company has received a binding LOI as previously announced, plus an additional rig that is targeted to be sold in Q4-2022, after which the rig fleet would consist of 22 delivered rigs plus 2 rigs under construction.

The agreements in principle contemplate partial paydown of the senior secured facility collateralized by 8 rigs from $313 million to $250 million out of which $100 million is subject to successful syndication. In case this facility is reduced to $150 million drawn, then 3 rigs will be unencumbered assets that could be sold to reduce capital requirements. In addition, the agreements in principle contemplate a $30 million paydown of the Hayfin facility.

This press release does not constitute an offer of any securities for sale, and securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to negotiations with creditors, agreements in principle reached with creditors, the plan to seek waiver extensions and consents from lenders, including the terms and conditions of such agreements in principle and statements about the targets to raise equity, $100m of secured facility being subject to syndication, statements about plans to sell vessels and rig fleet and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to negotiations with creditors including the risk that the conditions to the agreements in principle are not met or that the terms of the agreements in principle are not implemented with definitive binding agreements on expected terms or at all, the risk that lenders do not provide necessary extensions of waivers and consents, the risk of unsuccessful syndication of the secured facility, the risk that vessel sales may not be completed on expected terms or at all, risks relating to covenants in debt facilities and liquidity and the risk that Borr may not be able to refinance its debt maturities beyond 2023, risks related to the planned equity raise including the risk that the equity raise is not completed up the expected amount or on expected timing and the impact of such risks on the agreement in principle and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.